SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DoubleVerify Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

25862V105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Providence VII U.S. Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

NUMBER OF		67,108,388
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,108,388
WITH	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,108,388
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

40.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Providence Equity GP VII-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Providence Butternut Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

NUMBER OF		432,520 (See Item 4)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		432,520 (See Item 4)
WITH	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,520 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Providence Public Master L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

NUMBER OF		0 (See Item 4)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 4)
WITH	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Jonathan M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS R. Davis Noell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS J. David Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Karim A. Tabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

France (1)
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Due to an administrative error, the Schedule 13G filed on February 14, 2022 inadvertently stated the United States as the citizenship for Karim A. Tabet.

(2) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Andrew A. Tisdale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

1	NAMES OF REPORTING PERSONS Michael J. Dominguez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,540,908 (See Item 4)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		67,540,908 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,540,908 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

41.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 25862V105

Item 1.

(a)	Name of Issuer:

DoubleVerify Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 462 Broadway, New York, New York 10013.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Providence VII U.S. Holdings L.P. (“PEP VII”), Providence Equity GP VII-A L.P. (“PEP GP”), Providence Butternut Co-Investment L.P. (“PEP Butternut”), Providence Public Master L.P. (“PEP Public”), Jonathan M. Nelson, R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file the original Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(c)	Citizenship:

PEP VII is a limited partnership organized under the laws of the State of Delaware. PEP GP, PEP Butternut and PEP Public are exempted limited partnerships organized under the laws of the Cayman Islands. Jonathan M. Nelson, R. Davis Noell, J. David Phillips, Andrew A. Tisdale and Michael J. Dominguez are citizens of the United States and Karim A. Tabet is a citizen of France.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number:

25862V105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)   ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)   ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

67,108,388 shares of Common Stock are held directly by PEP VII and may be deemed to be beneficially owned by PEP GP because PEP GP is the general partner of PEP VII. Jonathan M. Nelson, R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez control Providence Holdco (International) GP Ltd., which is the general partner of Providence Fund Holdco (International) L.P. Providence Fund Holdco (International) L.P. is the general partner of PEP VII-A International Ltd., which is the general partner of PEP GP. Jonathan M. Nelson, R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez may be deemed to exercise voting and investment power over, and thus may be deemed to beneficially own, the securities held by PEP VII due to their relationships with Providence Holdco (International) GP Ltd.

432,520 shares of Common Stock are held directly by PEP Butternut and may be deemed to be beneficially owned by PEP GP because PEP GP is the general partner of PEP Butternut. Jonathan M. Nelson, R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez control Providence Holdco (International) GP Ltd., which is the general partner of Providence Fund Holdco (International) L.P. Providence Fund Holdco (International) L.P. is the general partner of PEP VII-A International Ltd., which is the general partner of PEP GP. Jonathan M. Nelson, R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez may be deemed to exercise voting and investment power over, and thus may be deemed to beneficially own, the securities held by PEP Butternut due to their relationships with Providence Holdco (International) GP Ltd.

0 shares of Common Stock are held directly by PEP Public. Although PEP Public is affiliated with the other Reporting Persons, given that PEP Public is no longer the beneficial owner of any shares of the Issuer's common stock it has checked the box under Item 5 below and will no longer be a Reporting Person following the date hereof.

Each of the Reporting Persons, other than the direct holder of the securities, disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons except to the extent of its or his pecuniary interest therein and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of such securities for purposes of Section 13(d) of the Act, or for any other purpose.

(b)	Percent of class:

In the aggregate, the Reporting Persons beneficially own 67,540,908 shares of Common Stock, or 41.0% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 164,875,087 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2022.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒:

The box in this Item 5 is checked only with respect to reporting person PEP Public, which no longer owns any Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

PROVIDENCE VII U.S. HOLDINGS L.P.	By: Providence Equity GP VII-A L.P., its general partner

By: PEP VII-A International Ltd., its general partner

	By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Managing Director, General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY GP VII-A L.P.	By: PEP VII-A International Ltd., its general partner

	By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Managing Director, General Counsel & Chief Compliance Officer

PROVIDENCE BUTTERNUT CO-INVESTMENT L.P.	By: Providence Equity GP VII-A L.P., its general partner

By: PEP VII-A International Ltd., its general partner

	By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Managing Director, General Counsel & Chief Compliance Officer

PROVIDENCE PUBLIC MASTER L.P.	By: Providence Public GP L.L.C., its general partner

	By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Managing Director, General Counsel & Chief Compliance Officer

	By:	/s/ Sarah N. Conde
Name: Sarah N. Conde, as Attorney-in-Fact for Jonathan M. Nelson

	By:	/s/ Sarah N. Conde
Name: Sarah N. Conde, as Attorney-in-Fact for R. Davis Noell

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde, as Attorney-in-Fact for J. David Phillips

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde, as Attorney-in-Fact for Karim A. Tabet

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde, as Attorney-in-Fact for Andrew A. Tisdale

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde, as Attorney-in-Fact for Michael J. Dominguez